EXHIBIT 99.1

Clementia Announces Date of Corporate Update Conference Call

MONTREAL, Dec. 05, 2017 (GLOBE NEWSWIRE) -- Clementia Pharmaceuticals Inc. (NASDAQ:CMTA), a clinical-stage biopharmaceutical company, today announced that management will host a conference call and webcast at 8:30 a.m. ET on Tuesday, Dec. 12, 2017, to provide a corporate update and discuss recent business highlights.

To participate in the conference call, please dial (866) 916-2014 (domestic) or (636) 812-6655 (international) and refer to conference ID 5689444. The webcast can be accessed in the Investor Relations section of the company's website at www.clementiapharma.com. The replay of the webcast will be available in the investor section of the company’s website at www.clementiapharma.com for 60 days following the call.

About Clementia Pharmaceuticals Inc.

Clementia is a clinical-stage biopharmaceutical company committed to delivering treatments to people who have none. The Company is developing its lead candidate palovarotene, a novel RARγ agonist, to treat fibrodysplasia ossificans progressiva (FOP), multiple osteochondromas (MO, also known as hereditary multiple exostoses), and other diseases. For more information, please visit www.clementiapharma.com.

Investor/Media Contact:
Joseph Walewicz
Clementia Pharmaceuticals Inc.
+1-514-940-1080

Chelcie Lister
THRUST Investor Relations
+1-910-777-3049